May 30, 2006

Catherine Thompson
Chief Executive Officer
Vinoble, Inc.
23852 Pacific Coast Hwy, #167
Malibu, CA 90265

Re: Vinoble, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 1-07894
Filed on May 17, 2006

Dear Ms. Thompson:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

1.   On page 2 of your 10-QSB, filed on May 22, 2006, you state that pursuant to the agreement ("Hazard Agreement") you entered into with Overseas regarding the Hazard Lake Property you have issued 2,000,000 shares of your common stock. The common stock had a value of $200,000 or $0.10 per share based on the current market price on the date of the Hazard Agreement. The 2,000,000 shares were delivered from the 12,5000,000 escrowed shares issued to GCCC. However, the 12,500,000 escrowed shares were valued at $0.40 per share when issued to GCCC and, therefore, you are required to value the 2,000,000 shares transferred to Overseas at $0.40 per share for an aggregate value of $800,000, thus making the total purchase price $997,000.   You also note that it is possible that in the future you will be required to recognize an impairment in the value of the Hazard Lake Property. Please revise the information statement to note these facts including the possible future impairment of the Hazard Lake Property.

2.   On page 3 of your 10-QSB, filed on May 22, 2006, you state that the agreement ("Letter Agreement") you entered into with Sterling Grant Capital Inc. regarding the Clovelly investment calls for an aggregate purchase price of $115,000, of which $15,000 is to be paid in cash and the balance of $100,000 is to be paid with the issuance of 2,000,000 shares of your common stock. The 2,000,000 shares were delivered from the 12,5000,000 escrowed shares issued to GCCC. The Letter Agreement values the shares at $100,000 or $0.05 per share based on the current market price on the date of the Letter Agreement. However, the 12,500,000 escrowed shares were valued at $0.40 per share

when issued to GCCC and, therefore, the Company is required to value the 2,000,000 shares transferred to Sterling at $0.40 per share for an aggregate value of $800,000. You also note that it is possible that in the future you will be required to recognize an impairment in the value of your interest in the Clovelly investment. Please revise the information statement to note these facts including the possible future impairment of the Clovelly investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel